September 19, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 838-9190

Mr. Donald A. Wojnowski, Jr.
Chief Executive Officer
Empire Financial Holding Company
2170 West State Road 434 – Suite 100
Longwood, Florida 32779

> **Re:** **Empire Financial Holding Company**
> **Registration Statement on Form S-3**
> **Filed on August 22, 2006**
> **File Number 333-136822**
> **Form 10-KSB and related amendments**
> **File Number 001-31292**
> **Form 10-QSB for the quarters ending**
> **June 30, 2005 and 2006**

Dear Mr. Wojnowski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We see that you list the common stock underlying the warrants and note that you refer to options throughout your filing; however, we do not see that the warrants or options are registered. Please provide the staff your analysis regarding whether or not you relied on any exemptions in issuing the warrants and options and your plans about registering such warrants and options.

2.   We note that in the 8-K filed on March 1, 2006, you disclosed that the articles of incorporation were amended to authorize the increase in Series E preferred shares up to 13,333. We also note that you sold 13,333 shares in 2005. Please confirm that these were not the same share, or if they were, how you sold shares that were not authorized.

3.   It is possible that the warrants and options are exercisable at this time and at the time when issued. Please provide the staff with your analysis as to how the exercise of the warrants is in compliance with Section 5 of the Securities Act of 1933.

4.   Please try not to use abbreviations that are not in everyday use or defined terms. However, if you must use them, please revise to define or provide a description of abbreviations when they are first used. For example, in the section on risk factors you first refer to EFG in the first paragraph of your description of net capital without stating that it is your subsidiary and you mention OSJ on the same page in your risk factor regarding substantial notes receivable without stating what it means.

5.   Please include a description of your securities in accordance with Item 202 or Regulation S-B.

Front of Registration Statement and Outside Front Cover of Prospectus

6.   It is not clear for the investor at what price your shares can be purchased, and we do not see disclosure regarding underwriters. If you will sell your shares at the market, please revise to state so here.

Summary, page 1

7.   Item 503(a) provides that the registrant shall provide a brief overview of the key aspects of the offering. Your summary mentions your address and two sentences on your business. Please revise to discuss each of the key aspects of the offering, including but not limited to, more discussion regarding the selling shareholders, use of proceeds, the change in control of the company and the plan of distribution.

Where You Can Find More Information, page 1

8.   Please delete the fourth sentence of this paragraph. If you include a description in your prospectus, it must be complete.

9.   Please update the address of the Securities and Exchange Commission.

Incorporation of Documents by Reference, page 2

10.   Please revise to include the amendments to your annual report on Form 10-KSB and any other forms and amendments thereto that you have filed.

Risk Factors, page 3

11.   Please note that Item 503(c)(2) of Regulation S-B requires that "[t]he risk factor discussion must immediately follow the summary section." Please revise.

12.   Please revise to expand the subcaptions in your section on risk factors to adequately describe the risk consistent with Item 503(c) of Regulation S-B.

13.   We note many of your risk factors relate to your business; however, we see none related to the offering. Please revise to include risk factors that relate to the offering. If you do not believe that there are any, please advise us of that supplementally.

14.   Please revise to expand the descriptions and the extent of your disclosure for each of your risk factors and concentrate on how the risk affects the investor. For example, your risk factor regarding "Control of Our Company" on page 4 provides factual information regarding ownership; however, it does not explain that such ownership makes it difficult for a shareholder to affect voting decisions nor does it disclose that control of the company changed last year.

15.   We note that you state "there is no assurance" regarding a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this in your risk factor regarding the substantial note receivable on page 3 and similar language in your filing.

16.   In your risk factor regarding net capital on page 3, please revise to expand your discussion regarding who your prior principal was and that the NASD challenges the amount of $364,000.

17.   Please revise to include or explain why you omit the risk of the American Stock Exchange delisting you that you included in your Form 10-KSB.

Selling Security Holders, page 6

18.   Please advise the staff whether or not any of your selling stockholders are broker-dealers or affiliates of broker-dealers. For any selling stockholders that are affiliates of broker-dealers, revise to confirm that the seller purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, the seller had no agreements or understandings, directly or indirectly, with

any person to distribute the stock. If not, please revise to state that such selling stockholders are underwriters.

19.   Please revise to disclose how the selling shareholders received the shares and on what exemption(s) you relied.

Plan of Distribution, page 13

20.   Please revise to add disclosure that a post-effective amendment will be filed before any pledge, donee, or transferee can use this Prospectus. The post-effective amendment will name any such pledge, donee, or transferee. Similarly, a post-effective amendment will be filed in the event any agent, broker, dealer or other person or entity receives any compensation in addition to ordinary commissions. Such post-effective amendment will name any such persons or entities and the compensation arrangements will be disclosed.

Item 17. Undertakings, page II-2

21.   Please revise to include the undertakings for warrants in accordance with Item 512 of Regulation S-B.

22.   Please revise to include the updated undertaking regarding indemnification for liabilities arising under the Securities Act with respect to directors, officers and controlling persons.

Exhibit 5.1

23.   We note that you discuss warrants and options in the registration statement; however, we do not see them mentioned in your legal opinion. Please revise to include all securities in your legal opinion.

Form 10-KSB for Fiscal Year Ended December 31, 2004

24.   Please electronically submit, via EDGAR, your response to our comment letter dated December 7, 2005, which was sent via US mail and dated April 5, 2006.

25.   Please refer to Item 2 of your response dated April 5, 2006. In your determination of the fair value assigned to the warrants and common shares issued for $75,000, please tell us how you considered the market price of your common shares in determining the accuracy of the fair value assigned to the warrants. Please tell us the date this agreement to sell the shares and warrants was completed.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

Note 5: Equity and Stock Option Transactions, page 8

26.   Please refer to Item 5 of your response dated April 5, 2006. In your response it appears that the exercise price of the options granted was actually fixed; however, in your response dated November 2, 2005, you indicated that the stock options were issued at a variable exercise price. Please tell us the specific terms of the exercise of the options and the dates that the exercise price changed from the initial grant date, if at all, and revise your 2006 Form 10-Q as necessary to properly disclose and account for this feature.

Form 10-KSB – Amendment Number One for the Fiscal Year Ended on December 31, 2005 and Filed on May 2, 2006

General

27.   You should use no type size smaller than the one that predominates in the filing. Currently, you use a small size type, for example in Items 10 and 11. Please revise the small size type throughout the Form 10-KSB.

Front of Registration Statement

28.   We note that you omit certain items from the front part of the registration statement. Please revise to include the following:

    .   Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
    .   Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.

Item 5. Market for Common Equity, Related Stockholder Matters and Small… – page 18

29.   We note your stock transactions on page 19. Please provide a basis for the exemptions upon which you relied in issuing and selling the stock and revise in accordance with Items 201 of Regulation S-B.

30.   We see that you list 2,074,514 shares to be issued upon exercise of outstanding options. Please confirm whether or not you have registered or will register these securities and the common stock underlying them.

31.   Please revise this section in accordance with each requirement of Item 701 of Regulation S-B. For example, you state that an offer exercised 200,000 options but do not disclose the terms of the exercise of the options.

Stock Transactions, page 19

32.   Please revise the table of outstanding convertible issues, in your future filings, to include the commitment date of the issuances and the market value of the common stock on the commitment dates. If you have not utilized open market transactions as a basis of determining the fair value of the common shares at the date of issuance of the convertible issues, please tell us your basis for determining the fair value.

Off-Balance Sheet Arrangements, page 30

33.   Your tabular presentation of the contractual obligations under your operating leases does not appear to be mathematically accurate. Please revise accordingly.

Item 9. Directors, Executive Officers, Promoters and Control Persons…– page 33

34.   Please include the term of office in accordance with Item 401 of Regulation S-B.

Item 10. Executive Compensation

35.   Please revise to provide your four most highly compensated executive officers other than the CEO in accordance with item 402(a)(2) of Regulation S-B or advise us why you have not provided that information.

36.   Please revise to provide the tables on option grants and aggregated options exercises or supplementally explain their absence.

Item 12. Certain Relationships and Related Transactions

37.   Please state, if true, that in the opinion of management, the terms of the transactions were as fair to the company as could have been made

38.   We note that the Settlement Agreement mentioned on page 38 was settled with prejudice. Please revise to explain and consider including as a risk factor.

39.   Please expand this section to disclose more specific information pertaining to the various transactions to allow the reader to better understand them, and explain the basis for the price agreed upon. For example:

- Disclose the purchase price of the Goble Shares

- With respect to the Series B Convertible Preferred Stock, disclose the conversation rate and the dividend preference amount.

- With respect to the Series A and C Preferred Stock, disclose the conversation rate of the Series A and dividend preferred amounts for each. Disclose the dollar amount of the severance obligation to the former officer and disclose who the former officer was. Explain how you evaluated the 7,062 shares of Series C at $770,040.

Exhibits 31.1 and 31.2

40.   Please revise your certifications to comply with the required disclosure under Exchange Act Rules 13a-15(e) and 15d-15(e) for disclosure controls and procedures and Exchange Act Rules 13a-15(f) and 15d-15(f) for internal control over financial reporting. Please refer to Item 601 of Regulation S-B. You currently include language not part of the certification and delete language required in the certification.

Form 10-KSB – Amendment Number Two for the Fiscal Year Ended December 31, 2005 and Filed on August 18, 2006

Report of Independent Registered Public Accounting Firm, page F-3

41.   We note that the opinion included in this amendment differs from the one originally issued in your 2004 Form 10-KSB, without an updated date of the opinion or dual dating. Please revise to have your Independent Public Accountant provide a revised report with an updated audit report date or revise to have your independent public accountant include the original report. Please also tell us why your independent public accountant amended their report included in the originally filed 2004 10-KSB to remove the going concern language. Revise your future consents to explicitly reference the 10-KSB amendment number to which your auditor is consenting.

Consolidated Statement of Operations, page F-5

42.   In the course of the review of your 2004 Form 10-KSB, you represented in your correspondence dated November 7, 2005, that you intended to present your trading revenues on a gross basis. Please revise your Statement of Operations accordingly.

Consolidated Statement of Cash Flows, page F-6

43.   Please revise to present the cash flows associated with the overdraft as a financing
        activity or tell us how you determined operating presentation was appropriate.

44.   On your income statement you have presented a gain from the sale of your online
        trading discount business in the amount of $452,000. You have presented the
        same amount as a cash inflow from investing activity. Please revise to disclose
        why the full amount of the proceeds received constituted a gain (i.e. why there is
        no cost basis in the disposed operations).

45.   Please revise your operating section to reflect the gain recognized on the disposal
        of the trading discount business.

Note 1: Nature of Business, page F-10

46.   Please revise to present the operations and the gain associated with the disposition
        of the online discount trading business as discontinued operations or tell us why
        such presentation is not appropriate. Please refer to SFAS 144.

Note 3: Change of Control, page F-15

47.   Please revise to clearly disclose any previous relationship with EFH Partners,
        LLC, prior to EFH obtaining control of your management or confirm in your
        disclosure that no prior relationship existed.

48.   We note your disclosure regarding the issuance of convertible preferred shares
        and response to comment 4 in your letter to the staff dated April 5, 2006. In your
        response you note that you determined the conversion feature was not "in-the-
        money" at the commitment date. Given that your shares appear to have been
        trading at $0.72 per share on March 8, 2005, it appears that a beneficial
        conversion feature of $0.12 per share existed at the commitment date based on
        your stated conversion price of $0.60. Please revise your financial statements
        accordingly to account for the beneficial conversion feature consistent with the
        guidance of paragraph 8 of EITF 98-5 or tell us how you determined the
        conversion feature did not require recognition.

49.   From your disclosure, it appears that the option to purchase 1.7 million shares at
        $0.60 per share, which was issued in connection with the financing arrangement,
        represents a loan origination fee. Please tell us how you considered the guidance
        of SFAS 91 in determining the accounting treatment of the option issued.

Note 5: Notes Receivable, page F-17

50.   Please disclose how you evaluated the receivable balances for collectibility and
        evaluated the need to establish an allowance for uncollectible receivables. In your
        revision, please disclose when you anticipate the receivable balance will be fully
        collected.

Note 10: Equity, page F-20

51.   We note that you have entered into a number of transactions in which common
        shares and warrants were sold in the same transaction. Please tell us how you
        have assigned the cash proceeds between the common shares and warrants issued.
        Refer us to the technical literature you considered.

Note 13: Income Taxes, page F-24

52.   We note your response to Item 7 dated April 5, 2006. Please disclose here or in
        MD&A the specific information management considered in determining that no
        tax valuation allowance was necessary. In your response, please address the fact
        that your pretax net income, excluding the gain from the disposition of your
        online trading business, would have resulted in a pretax loss for the year ended
        December 31, 2005 and that in the past three years you have failed to produce
        positive pretax net income from your continuing operations.

53.   You disclose that the deductible amount related to your net operating loss is
        limited to $630,000 per year; however, in your tax rate reconciliation you have
        reduced your tax obligation by $1.4 million related to the net operating loss carry
        forward. Please revise to correct this apparent inconsistency or disclose how this
        can be reconciled.

54.   We note in your income tax reconciliation that you have recognized $645,000,
        related to the amortization of intangibles; however, you do not appear to have any
        intangible assets for US GAAP purposes. Please revise to disclose the intangible
        assets for which amortization is being deducted and the nature of this deduction
        and why no intangibles are recorded for GAAP purposes.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

General

55.   Please revise this filing to address the above comments, as applicable, including
        the required SFAS 154 disclosures for restatement.

Note 2: Stock Based Compensation, page 7

56.   We note that your assumption related to the volatility of your shares of stock has been revised significantly compared to the assumption reported in the 2005 Form 10-KSB. Please revise to clearly disclose your basis for the change to this assumption. Specifically disclose the timing of the factors that lead to this change and why it should be reflected in the period ended June 30, 2006.

57.   Please tell us the terms of the options granted in 2006 and the basis for your classification of the fair value of the entire grant as contra equity at the grant date. Please refer us to the specific paragraphs of SFAS 123(R) upon which you relied.

Note 4: Secured Demand Notes Receivable, page 9

58.   Please disclose the line item where the recovery of the trading losses is presented in your statement of operations.

59.   Please clearly disclose the specific terms of the arrangement which required your employees to repay trading losses incurred by them. Specifically identify, by nature and amount, which trading losses are affected by this arrangement for each period presented. In your response, please tell us the technical accounting guidance you relied upon in determining the accounting treatment.

Note 8: Earnings per Share, page 11

60.   Please disclose why no preferred stock dividends on Series B and D shares were considered for the 2006 computations of earnings per share.

＊   ＊   ＊   ＊

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Margaret Fitzgerald at (202) 551-3556 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Stephen A. Zelnick, Esq.
         Morse, Zelnick, Rose & Lander, LLP
         405 Park Avenue
         New York, NY 10022